Pricing Supplement to the Prospectus dated January 5, 2007 and the
                  Prospectus Supplement dated January 5, 2007

  [RBC LOGO]       US$1,120,000
                   Royal Bank of Canada
                   Principal Protected Multi Asset Class Linked Notes, due January 29, 2010

Issuer:                         Royal Bank of Canada ("Royal Bank")
Series:                         Senior Global Medium-Term Notes, Series C
Trade Date:                     January 29, 2007
Issue Date:                     January 31, 2007
Maturity Date and Term:         January 29, 2010 (resulting in a term to
                                maturity of three years)
Coupon:                         We will not pay you interest during the term of
                                the Notes.
Underlying Baskets:             The Notes are linked to the value of a portfolio
                                of two equally-weighted baskets of assets. 50% of the value of the portfolio is linked to a basket of four equally-weighted commodities (the
                                "Commodity Basket" and each, an "Underlying
                                Commodity") and 50% of the value of the
                                portfolio is linked to a basket of three substantially equally-weighted Asian currencies
                                (each, an "Underlying Currency" in the "Currency
                                Basket" and with the Commodity Basket, the "Underlying Baskets"). The Underlying
                                Commodities and Currencies and the Component
                                Basket Weights of each Commodity and Currency within their respective Baskets are set forth below:

                                Underlying Baskets             Component Basket Weight   Initial Asset Levels
                                ------------------             -----------------------   --------------------
                                Commodity Basket
                                Aluminum                                   25%                   2,802
                                Copper                                     25%                   5,581
                                Nickel                                     25%                  40,995
                                Zinc                                       25%                   3,560

                                Currency Basket
                                Chinese remnimbi (yuan)                 33.33%                  7.7836
                                Indian Rupee                            33.33%                   44.27
                                South Korean Won                        33.34%                  940.40

                                The Initial Asset Levels are the closing prices
                                of each Underlying Commodity and each Underlying
                                Currency on January 29, 2007 (the "initial
                                valuation date").
Minimum Investment:             US$1,000 (Subject to such other restrictions, as
                                may be applicable to such investors under the
                                private offering rules of any jurisdiction
                                outside the United States. See "Risk
                                Factors--Non-U.S. Investors May Be Subject to
                                Certain Additional Risks.")
Denomination:                   US$1,000 and integral multiples of US$1,000
                                thereafter (except that non-U.S. investors may
                                be subject to higher minimums).
Payment at Maturity:            The amount payable on each Note upon maturity
                                will be equal to the sum of (a) the Principal
                                Amount of the Note, plus (b) any Portfolio
                                Interest.
Portfolio Interest:             Portfolio Interest, if any, on each Note upon
                                maturity will equal the Principal Amount x
                                Percentage Change. Portfolio Interest may not be
                                less than zero.
Percentage Change:              Percentage Change will equal an amount,
                                expressed as a percentage and rounded to two decimal places, equal to the average of the Basket Change for the Commodity Basket and the Basket Change for the Currency Basket.
                                The Basket Change for the Commodity Basket will be equal to the sum of the Weighted Basket
                                Changes of each Basket Commodity. The "Weighted
                                Basket Change" for each Basket Commodity will be determined as follows:

                        Component   x  (Final Asset Level - Initial Asset Level)
                      Basket Weight    -----------------------------------------
                                                Initial Asset Level

                                If the sum of the Weighted Basket Changes for the Commodity Basket is negative, then the Basket Change for the Commodity Basket shall be deemed to be zero (0).

                                The Basket Change for the Currency Basket will be equal to the sum of the Weighted Basket Changes of each Basket Currency. The "Weighted Basket Change" for each Basket Currency will be determined as follows:

                        Component   x  (Initial Asset Level - Final Asset Level)
                      Basket Weight    -----------------------------------------
                                                 Final Asset Level

                                If the sum of the Weighted Basket Changes for
                                the Currency Basket is negative, then the Basket
                                Change for the Currency Basket shall be deemed
                                to be zero (0).
Final Asset Levels:             The Reference Prices of the Underlying
                                Commodities and the Underlying Currencies on
                                January 27, 2010 (the "final valuation date").
                                For a definition of each Reference Price, please
                                see "Payment Under the Notes--Reference Prices"
                                on P-15.
Clearance and
Settlement:                     DTC global (including through its indirect
                                participants Euroclear and Clearstream,
                                Luxembourg as described under "Ownership and
                                Book-Entry Issuance" in the accompanying
                                prospectus).
CUSIP Number:                   78008ECS4
Listing:                        The Notes will not be listed on any securities
                                exchange or quotation system.
Calculation Agent:              The Bank of New York

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-3 of this pricing supplement and page S-4 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

                                                                                       Proceeds to
                                        Price to Public     Agent's Commission     Royal Bank of Canada
                                        ---------------     ------------------     --------------------
Per Note................................     100%                   4%                     96%
Total...................................  $1,120,000             $44,800                $1,075,200

                         RBC Capital Markets Corporation

                    Pricing Supplement dated January 29, 2007

                                TABLE OF CONTENTS

Pricing Supplement
Summary.....................................................................................     P-1
Risk Factors................................................................................     P-3
Summary Information Regarding the Underlying Assets.........................................     P-8
Payment Under the Notes.....................................................................    P-15
Use of Proceeds and Hedging.................................................................    P-24
Supplemental Tax Considerations.............................................................    P-25
Supplemental Plan of Distribution...........................................................    P-27

Prospectus Supplement
About This Prospectus Supplement............................................................     S-3
Recent Developments.........................................................................     S-3
Consolidated Ratios of Earnings to Fixed Charges............................................     S-3
Risk Factors................................................................................     S-4
Use of Proceeds.............................................................................     S-7
Description of the Notes We May Offer.......................................................     S-8
Certain Income Tax Consequences.............................................................    S-27
Employee Retirement Income Security Act.....................................................    S-40
Supplemental Plan of Distribution...........................................................    S-41
Documents Filed as Part of the Registration Statement.......................................    S-46

Prospectus
Documents Incorporated by Reference.........................................................       1
Where You Can Find More Information.........................................................       3
About This Prospectus.......................................................................       3
Caution Regarding Forward-Looking Information...............................................       4
Royal Bank of Canada........................................................................       5
Risk Factors................................................................................       5
Use of Proceeds.............................................................................       5
Consolidated Ratios of Earnings to Fixed Charges............................................       6
Description of Securities We May Offer......................................................       6
Additional Mechanics........................................................................       9
Special Situations..........................................................................      11
Subordination Provisions....................................................................      13
Defeasance..................................................................................      14
Events of Default...........................................................................      15
Ownership and Book-Entry Issuance...........................................................      16
Our Relationship with the Trustee...........................................................      21
Tax Consequences............................................................................      21
Plan of Distribution........................................................................      22
Validity of Securities......................................................................      23
Experts.....................................................................................      23
Limitation on Enforcement of U.S. Laws Against RBC, Our Management and Others...............      24
Documents Filed as Part of the Registration Statement.......................................      24

                      [THIS PAGE INTENTIONALLY LEFT BLANK.]

                                     SUMMARY

     The Principal Protected Multi Asset Class Linked Notes, due January 29, 2010 (the "Notes") are medium-term notes issued by Royal Bank offering full principal protection and participation in the average of the returns of the Underlying Baskets over the term to maturity. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. Additionally, the Notes may be offered to certain investors outside the United States in accordance with applicable local law. We urge non-U.S. investors to read "Risk Factors--Non-U.S. Investors May be Subject to Certain Additional Risks". The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated January 5, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations

o Growth Potential--The Notes provide the opportunity for participation in potential increases in the Weighted Basket Changes of the Commodity Basket and the Currency Baskets. You will receive the average of the gains of the two Underlying Baskets at maturity.

o Principal Protection--At maturity, your principal is fully protected against a negative Weighted Basket Change in either Underlying Basket.

Selected Risk Considerations

     An investment in the Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" on page P-3.

o Principal Protection Only If You Hold the Notes to Maturity--You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have principal protection for your investment.

o Market Risk--The return on the Notes is linked to the performance of the Underlying Baskets, and will depend on whether, and the extent to which, the Portfolio Interest is positive or zero.

o No Interest Payments--You will not receive any periodic interest payments on the Notes.

o No Listing--The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. There can be no assurance that a secondary market will develop for the Notes. The Underwriter and other affiliates of the Bank currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial discount.

The Notes May Be a Suitable Investment for You If:

o You seek an investment with a return linked to the performance of the Underlying Commodities and Underlying Currencies.

o You seek an investment that offers principal protection when the Notes are held to maturity.

o    You are willing to hold the Notes to maturity.

o    You do not seek current income from this investment.

The Notes May Not Be a Suitable Investment for You If:

o You do not seek an investment with a return linked to the performance of the Underlying Commodities and Underlying Currencies.

o    You are unable or unwilling to hold the Notes to maturity.

o You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

o    You seek current income from your investments.

o    You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences of the Notes?

     Your Notes will be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 5.31% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee of what the actual payment at maturity will be, or that the actual payment at maturity will even exceed the full principal amount.

     For a more complete discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax
Considerations--Supplemental U.S. Tax Considerations" on page P-25.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-26.

                                  RISK FACTORS

     The return on the Notes is linked to the performance of the Underlying Baskets. Investing in the Notes is not equivalent to a direct investment in the Underlying Commodities and Underlying Currencies. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, including the "Risk Factors" section in the prospectus supplement, before investing in the Notes.

A positive return in any Underlying Asset within an Underlying Basket may be offset by a negative return in another Underlying Asset in such Underlying Basket.

     The Notes are linked to four Underlying Commodities: aluminum, copper, nickel and zinc, (the "Underlying Commodities" included in the "Commodity Basket") and three Underlying Currencies: the Chinese renminbi (yuan), the Indian rupee and the South Korean won (the "Underlying Currencies" included in the "Currency Basket" and with the Underlying Commodities, the "Underlying Assets"). Each of the four Underlying Commodities is given equal weight in calculating the Weighted Basket Change for the Commodity Basket. Each of the three Underlying Currencies is given approximately equal weight in calculating the Weighted Basket Change for the Currency Basket. A positive return in any Underlying Asset may be offset by a negative return in another Underlying Asset or Assets in a particular Underlying Basket, thereby reducing the Weighted Basket Change for that Underlying Basket, potentially reducing it to zero.

Your Note May Not Appreciate; You Will Not Benefit from Any Appreciation in the Weighted Basket Change of any Underlying Basket If Such Appreciation Is Not Reflected in the Reference Prices on the Final Valuation Date

     If the Percentage Change is zero on the final valuation date, then the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the levels or prices of some or all of the Underlying Assets as of some date or dates prior to the final valuation date may have been increased in value, because the payment at maturity will be calculated only on the basis of the levels of the Underlying Assets used for calculating the Weighted Basket Changes of the Underlying Baskets (or otherwise determined by the calculation agent, in the case of an market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

There may not be an active trading market in the Notes, and sales in the secondary market may result in significant losses.

     You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. The Underwriter and other affiliates of the Bank currently intend to make a market for the Notes, although they are not required to do so. The Underwriter or any other affiliate of the Bank may stop any such market making activities at any time.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The market value of the Notes may be influenced by unpredictable factors, including volatile currency prices and commodity futures prices.

     The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the prices of the Underlying Currencies and the spot prices and settlement prices of the exchange-traded futures and forward contracts related to the Underlying Commodities on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

     o the volatility of each Underlying Asset (i.e., the frequency and magnitude of changes in the level or price of each Underlying Asset);

     o the market prices of the Underlying Currencies and the Underlying Commodities;

     o    the time remaining to the maturity of the Notes;

     o supply and demand for the Notes, including inventory positions with the Underwriter or any other market maker;

     o economic, financial, political, regulatory, or judicial events that affect the prices of the Underlying Currencies or Underlying Commodities or that affect currency and commodity markets generally; and

     o    the creditworthiness of the Bank.

The value of the Currency Basket is affected by many complex factors

     The value of any currency, including those in the Currency Basket, may be affected by complex political and economic factors. The exchange rate of each Underlying Currency is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Underlying Currency, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

     Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the Indian rupee and the Korean won, are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi (yuan). Governments, including those issuing the Underlying Currencies, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Currency Basket specifically, or any other currency.

The exchange rate of the Chinese renminbi (yuan) is currently managed by the Chinese Government

     On July 21, 2005, the People's Bank of China, with the authorization of the State Council of the People's Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

     The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and as of the Trade Date was [ ] renminbi (yuan) per United States dollar. The People's Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People's Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People's Bank of

China. The People's Bank of China will announce the closing price of a foreign currency such as the United States dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People's Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

     Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government's management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Even though currency trades around-the-clock, your Notes will not

     The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Underlying Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

     There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Currency Basket used to calculate the Portfolio Interest. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

     The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices, which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the market price of the relevant futures and forward contracts involving the Underlying Commodities and, therefore, the value of your Notes.

Risks You Should Consider Relating to Trading of Commodities on the London Metals Exchange

     The market price of the Underlying Commodities will be determined by reference to the settlement prices of contracts traded on the London Metals Exchange (the "LME"). As discussed below, the LME is a principals' market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than the futures markets, and certain features of U.S. futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the final valuation date, the prices of the contracts used to determine the Reference Prices of copper, and consequently the payment at maturity, could be adversely affected.

The Bank and Its Affiliates Have No Affiliation with the LME and are not responsible for its public disclosure of information

     We and our affiliates are not affiliated with the LME in any way and have no ability to control or predict their actions, including any errors in or discontinuation of their disclosure. The LME is under no obligation to continue to maintain any spot prices fixings or any futures and forward contracts. If the LME discontinues or materially changes the terms of any price fixings and any futures and forward contracts on the Underlying Commodities, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor source of spot price fixings and of futures and forward contract selected in its sole discretion. If the calculation agent determines in its sole discretion that no comparable spot price fixing or futures and forward contract exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See "Specific Terms of the Notes - Market Disruption Event" and "- Adjustments to the Basket and Reference Price" in this pricing supplement.

Trading and other transactions by the Bank or its affiliates in Underlying Currencies or Underlying Commodities may impair the market value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-24, the Bank or its affiliates may hedge their obligations under the Notes by purchasing Underlying Assets, including one or more of the Underlying Currencies or one or more of the Underlying Commodities and they may adjust these hedges by, among other things, purchasing or selling Underlying Currencies or Commodities, futures, options, or other derivative instruments on any Underlying Currency or Commodity at any time. Although they are not expected to, any of these hedging activities may adversely affect the market prices of Underlying Currencies or Underlying Commodities and, therefore, the market value of the Notes. It is possible that the Bank or its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

     The Bank or its affiliates may also engage in trading in Underlying Assets and other investments relating to Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market prices of Underlying Currencies or Underlying Commodities and, therefore, the market value of the Notes. The Bank or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Currencies or Commodities. By introducing competing products into the marketplace in this manner, the Bank or its affiliates could adversely affect the market value of the Notes.

The business activities of the Bank or its affiliates may create conflicts of interest.

     As noted above, the Bank and its affiliates expect to engage in trading activities related to one or more of the Underlying Currencies and the Underlying Commodities that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests the Bank and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions for their customers and in accounts under their management. These trading activities, if they influence the level of one or more of the Underlying Assets, could be adverse to such holders' interests as beneficial owners of the Notes.

The Calculation Agent can postpone the calculation of the Final Asset Level for a particular Underlying Asset or the Maturity Date if a market disruption event occurs on the Final Valuation Date.

     The determination of the Final Asset Level for the Underlying Assets may be postponed if the Calculation Agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date (as defined herein) for one or more of the Underlying Assets. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Asset on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the Maturity Date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the Final Asset Level for the Underlying Asset is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Asset Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Asset Level that would have prevailed in the absence of the market disruption event. See "Payment Under the Notes--Consequences of Market Disruption Events" beginning on page P-20.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Bank of New York will serve as the calculation agent. The Bank of New York will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent." The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Currencies or the Underlying Commodities has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain United States and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

               SUMMARY INFORMATION REGARDING THE UNDERLYING ASSETS

THE UNDERLYING CURRENCIES AND EXCHANGE RATES

General

     The Underlying Currencies are the Chinese yuan, the Indian rupee and the Korean won. Exchange rates are used to measure the value of each of the Underlying Currencies relative to the U.S. dollar.

     The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Chinese yuan in the case of the USD/CNY Exchange Rate, the U.S. dollar and the Indian rupee in the case of the USD/INR Exchange Rate and the U.S. dollar and the Korean won in the case of the USD/KRW Exchange Rate. Each exchange rate is expressed as an amount of the relevant Underlying Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Underlying Currency will cause a decrease in its exchange rate, while a decrease in the value of any Underlying Currency will cause an increase in its exchange rate.

     The Chinese yuan is the official currency of the People's Republic of China.

     The Indian rupee is the official currency of the Republic of India.

     The Korean won is the official currency of the Republic of Korea.

     We have obtained all information in this pricing supplement relating to the Chines remnimbi (yuan), the Indian rupee and the Korean won and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Underlying Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in "Specific Terms of the Notes--Reference Prices" below.

Historical Data on the Exchange Rates

     The historical data on the relevant exchange rate are not indicative of the future performance of the Underlying Currencies or what the value of the Notes may be from time to time or at maturity. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Underlying Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

     The following graphs show the daily values of each of the USD/CNY, USD/INR and USD/KRW. Exchange Rates in the period from January 29, 1997 through January 29, 2007 using historical data obtained from Reuters. Also included is a normalized graph that shows the values of the Currency Basket for the same time period. Past movements of the relevant exchange rates are not indicative of future values of the Underlying Currencies.

     Note that an increase in the historical exchange rate of an Underlying Currency indicates a decrease in value of that Underlying Currency, relative to the USD. Conversely, a decrease in the exchange rate of an Underlying Currency indicates an increase in the value of the Underlying Currency relative to the USD.

                     Chinese Yuan (CNY) (1/29/97 - 1/29/07)
                                 [CHART OMITTED]



                     Indian Rupee (INR) (1/29/97 - 1/29/07)
                                 [CHART OMITTED]



                   South Korean Won (KRW) (1/29/97 - 1/29/07)
                                 [CHART OMITTED]

                    Currency Basket Graph (1/29/97 - 1/29/07)
                                 [CHART OMITTED]

THE UNDERLYING COMMODITIES

The Principal Exchange

     The reference prices of the Underlying Commodities are determined by reference to the official settlement prices of futures and forward contracts traded on the LME (the "Principal Exchange"). You should make your own investigation into the Principal Exchange to determine whether the Notes are a suitable investment for you.

     An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price or, in the case of a futures contract on an index, providing for the payment and receipt of a cash settlement. By its terms, a futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long") or in which the cash settlement amount is required to be paid. Prior to the date on which delivery is to be made under a futures contract, the exchange clearing house will require the holders of short positions to state their intentions with respect to delivery and, to the extent that such holders elect to make delivery (as opposed to cash settlement), the clearing house will match them with holders of long positions, who will then be required to accept delivery. In the vast majority of cases, actual delivery under contracts never takes place, as contracts are often liquidated with offsetting futures transactions prior to the maturity of the original contract.

     No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents, which varies based on the requirements imposed by the exchange clearing houses, but which may be as low as 5% or less of the value of the contract, must be deposited with the broker as "initial margin". This margin deposit collateralizes the obligations of the parties to the futures contract to perform their obligations under such contract. By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return which may be realized from an investment in futures contracts. Subsequent payments to and from the broker, referred to as "variation margin", are then normally made on a daily basis as the price of the futures contract fluctuates, thereby making existing positions in the futures contract more or less valuable, a process known as "marking to the market".

     Futures contracts are traded on organized exchanges, known as "contract markets," through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the position was entered into, which operates to terminate the position and fix the trader's profit or loss. U.S. contract markets (including the NYMEX), as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Securities and Investment Board in the United Kingdom (the "SIB")).

The LME

     The LME was established in 1877 and is the principal base-metal exchange in the world on which contracts for delivery of copper, lead, zinc, tin, aluminum, aluminum alloy and nickel are traded. In contrast to U.S. futures exchanges, the LME operates as a principals' market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting "back-to-back" contracts with their customers. In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, historically LME contracts used to be established for delivery on any day (referred to as a "prompt date") from one day to three months following the date of contract, the average amount of time it took a ship to sail from certain Commonwealth countries to London.

Currently, LME contracts may to be established for monthly delivery up to 63, 27 and 15 months forward (depending on the commodity). Further, because it is a principals' forward market, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

     The LME is not a cash cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the SIB.

     The bulk of trading on the LME is transacted through inter-office dealing which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:40 am to 1:15 pm and from 3:10 to 4:35 pm, London time. The two sessions are each broken down into two rings made up of five minutes' trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

     Copper and tin have traded on the LME since its establishment. The Copper Contract was upgraded to High Grade Copper in November 1981 and again to today's Grade-A Contract which began trading in June 1986. Primary Aluminum was introduced as a 99.5% contract in December 1978 and today's 99.7% High Grade Aluminum Contract began trading in August 1987. Nickel joined the exchange the year after aluminum, in April 1979. The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all aluminum, lead, nickel, tin and zinc.

The Underlying Commodities

Aluminum

         Aluminum is the most heavily produced and consumed non-ferrous metal in the world. Its low density and malleability has been recognized by the industrial world. Aluminum has many diverse applications, ranging form beverage cans to cars. In 2001, world primary refined production alone totaled over 24 million tons. The total turnover for LME primary aluminum futures and options in 2001 was over 25 million lots (625 million tons).


Copper

         One of the "original" metals, copper shared an era of history with tin as a fundamental component of the Bronze Age. However, its primary properties in modern-times are its electrical conductivity and heat-transfer abilities making it invaluable for use in the building construction and electrical industries. Copper's malleability, strength and corrosion resistant qualities also make it an excellent alloying agent for the production of intricate shapes--particularly in brass and bronze. This alloying factor made copper one of the most important industrial metals of the 19th century and it naturally became the flagship contract of the LME when it was established in 1877.


Nickel

         As an alloying metal, the uses of nickel are very diverse. Its high melting point and resistance to corrosion have provided a wide scope for the metal's development. Early in the twentieth century, it was discovered that by combining nickel with steel, even in small quantities, the durability of the steel increased significantly with regards to corrosion resistance and strength. This partnership has endured and the steel industry is now the single largest consumer of nickel today.

         With the introduction of nickel trading to the LME in 1979, the Exchange's coverage of all major non-ferrous metals was complete. The LME is acknowledged as the principal pricing mechanism for nickel producers and consumers worldwide and is the only exchange in the world to provide facilities for the industry to hedge sales and purchases.

Zinc

         Zinc is the fourth most widely used metal in the world. Its resistance to non-acidic atmospheric corrosion means that zinc is instrumental in prolonging the life of buildings, vehicles, ships and steel goods and structures of every kind. Accordingly, galvanising accounts for more than half of all present day applications of metal, and this figure is increasing.


     The following graphs show the daily values of each of the four Underlying Commodities in the period from January 29, 1997 through January 29, 2007 using historical data obtained from Bloomberg. Also included is a normalized graph that shows the performance of the Commodity Basket for the same time period. Past movements of the relevant levels are not indicative of future values of the Underlying Commodities.

                        LME Aluminium (1/29/97 - 1/29/07)
                                 [CHART OMITTED]



                         LME Copper (1/29/97 - 1/29/07)
                                 [CHART OMITTED]

                         LME Nickel (1/29/97 - 1/29/07)
                                 [CHART OMITTED]



                          LME Zinc (1/29/97 - 1/29/07)
                                 [CHART OMITTED]



                   Commodity Basket Graph (1/29/97 - 1/29/07)
                                 [CHART OMITTED]

                             PAYMENT UNDER THE NOTES

     The following is a summary description of the basis for the calculation of the amount payable under the Notes.

Payment Amount on Maturity

     A holder's payment entitlement at maturity or "Payment Amount" will be calculated by us or by the Calculation Agent based on the following formula:

             Payment Amount = Principal Amount + Portfolio Interest

Calculation of Asset Interest

     "Portfolio Interest" payable on a Note will be an amount (if any), not less than zero, calculated based on the following formula:

           Portfolio Interest = (Principal Amount x Percentage Change)

     Portfolio Interest will represent the return on the Notes for the entire period that the Notes are issued and outstanding.

Calculation of Percentage Change

     "Percentage Change" will be a number, expressed as a percentage (rounded to two decimal places) equal to the average of the Basket Change for the Commodity Basket and the Basket Change for the Currency Basket.

     The Basket Change for the Commodity Basket will be equal to the sum of the Weighted Basket Changes of each Basket Commodity. The "Weighted Basket Change" for each Basket Commodity will be determined as follows:

       Component Basket Weight x (Final Asset Level - Initial Asset Level)
                                 -----------------------------------------
                                            Initial Asset Level

     If the sum of the Weighted Basket Changes for the Commodity Basket is negative, then the Basket Change for the Commodity Basket shall be deemed to be zero (0).

         The Basket Change for the Currency Basket will be equal to the sum of the Weighted Basket Changes of each Basket Currency. The "Weighted Basket Change" for each Basket Currency will be determined as follows:

       Component Basket Weight x (Initial Asset Level - Final Asset Level)
                                 -----------------------------------------
                                            Final Asset Level

     If the sum of the Weighted Basket Changes for the Currency Basket is negative, then the Basket Change for the Currency Basket shall be deemed to be zero (0).

"Component Basket Weight" is the following:

     For the Commodity Basket:

                                                            Component Basket
          Underlying Commodity                                   Weight
          --------------------                                   ------
          Aluminum                                                25%
          Copper                                                  25%
          Nickel                                                  25%
          Zinc                                                    25%

     For the Currency Basket:

                                                            Component Basket
          Underlying Currency                                    Weight
          -------------------                                    ------
          Chinese yuan                                           33.33%
          Indian rupee                                           33.33%
          Korean won                                             33.34%


     "Initial Asset Level" of an Underlying Asset is the Reference Price of the Underlying Asset as of the close of trading on the Trade Date.

     "Exchange Day" means, in respect of an Underlying Commodity, a day which is (or, but for the occurrence of a market disruption event, would have been) a trading day on each of the Principal Exchanges for such commodity, other than a day on which trading on such an exchange is scheduled to close prior to its regular closing time;

     "Final Valuation Date" means, in respect of an Underlying Asset, the date specified as such on the cover page of the pricing supplement, unless the Calculation Agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be the first following calendar day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days; and

     "Final Asset Level" of an Underlying Asset is, subject to delay or acceleration in the circumstances described under "--Consequences of Market Disruption Events", the price of the Underlying Asset as of the close of trading on the relevant Principal Exchange(s) on the Final Valuation Date.

Sample Calculations of the Payment Amount

     The examples set out below are included for illustration purposes only. The levels of the Underlying Asset used to illustrate the calculation of Asset Interest are not estimates or forecasts of the Initial Asset Levels and Final Asset Levels (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") of the Underlying Currencies or Commodities on which the calculation of the Percentage Change, and in turn Portfolio Interest, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.

Example #1 -- Calculation of the Payment Amount where both the Weighted Commodity Basket Change and the Weighted Currency Basket Change are positive.


                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Commodities              (Example)            (Example)         % Change        Weight         Change
     ------------------              ---------            ---------         --------        ------         ------
Aluminum ......................       2,800.00             3,920.00           40.00%        25.00%         10.00%

Copper ........................       6,900.00             8,142.00           18.00%        25.00%          4.50%

Nickel ........................      34,000.00            31,960.00           -6.00%        25.00%         -1.50%

Zinc ..........................       4,500.00             5,940.00           32.00%        25.00%          8.00%
                                                                                                           -----
Weight Commodity Basket
  Change .......................                                                                           21.00%


                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Currencies               (Example)            (Example)         % Change        Weight         Change
     -----------------               ---------            ---------         --------        ------         ------
USD/CNY Exchange Rate ..........          7.80                 7.35            6.12%        33.33%          2.04%

USD/INR Exchange Rate ..........         44.50                45.00           -1.11%        33.33%         -0.37%

USD/KRW Exchange Rate ..........        925.00               783.00           18.14%        33.34%          6.05%
                                                                                                            ----
Weight Currency Basket
  Change .......................                                                                            7.72%


Percentage Change = 50% x greater of [ Zero (0), Weighted Commodity Basket Change ] + 50% x greater of [ Zero (0), Weighted Currency Basket Change ] = 50% x 21.00% + 50% x 7.72% = 14.36%

Portfolio Interest = $10,000 x 14.36% = $1,436.00

Payment at Maturity = $10,000 + $1,436.00 = $11,436.00



Example #2 -- Calculation of the Payment Amount where the Weighted Commodity Basket Change is negative and the Weighted Currency Basket Change is positive.

                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Commodities              (Example)            (Example)         % Change        Weight         Change
     ------------------              ---------            ---------         --------        ------         ------
Aluminum .......................      2,800.00             2,520.00          -10.00%        25.00%         -2.50%

Copper .........................      6,900.00             4,830.00          -30.00%        25.00%         -7.50%

Nickel .........................     34,000.00            31,960.00           -6.00%        25.00%         -1.50%

Zinc ...........................      4,500.00             4,950.00           10.00%        25.00%          2.50%
                                                                                                           ------
Weight Commodity Basket
  Change .......................                                                                           -9.00%


                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Currencies               (Example)            (Example)         % Change        Weight         Change
     -----------------               ---------            ---------         --------        ------         ------
USD/CNY Exchange Rate ..........          7.80                 7.35            6.12%        33.33%          2.04%

USD/INR Exchange Rate ..........         44.50                45.00           -1.11%        33.33%         -0.37%

USD/KRW Exchange Rate ..........        925.00               783.00           18.14%        33.34%          6.05%
                                                                                                            ----

Weight Currency Basket
  Change .......................                                                                            7.72%

Percentage Change = 50% x greater of [ Zero (0), Weighted Commodity Basket Change ] + 50% x greater of [ Zero (0), Weighted Currency Basket Change ] = 50% x 0.00% + 50% x 7.72% = 3.86%

Portfolio Interest = $10,000 x 3.86% = $386.00

Payment at Maturity = $10,000 + $386.00 = $10,386.00



Example #3 -- Calculation of the Payment Amount where the Weighted Commodity Basket Change is positive and the Weighted Currency Basket Change is negative.

                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Commodities              (Example)            (Example)         % Change        Weight         Change
     ------------------              ---------            ---------         --------        ------         ------
Aluminum .......................      2,800.00             3,920.00           40.00%        25.00%         10.00%

Copper .........................      6,900.00             8,142.00           18.00%        25.00%          4.50%

Nickel .........................     34,000.00            31,960.00           -6.00%        25.00%         -1.50%

Zinc ...........................      4,500.00             5,940.00           32.00%        25.00%          8.00%
                                                                                                           -----
Weight Commodity Basket
  Change .......................                                                                           21.00%

                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Currencies               (Example)            (Example)         % Change        Weight         Change
     -----------------               ---------            ---------         --------        ------         ------
USD/CNY Exchange Rate ..........          7.80                 8.50           -8.24%        33.33%         -2.74%

USD/INR Exchange Rate ..........         44.50                45.00           -1.11%        33.33%         -0.37%

USD/KRW Exchange Rate ..........        925.00             1,050.00          -11.90%        33.34%         -3.97%
                                                                                                           ------

Weight Currency Basket
  Change .......................                                                                           -7.08%


Percentage Change = 50% x greater of [ Zero (0), Weighted Commodity Basket Change ] + 50% x greater of [ Zero (0), Weighted Currency Basket Change ] = 50% x 21.00% + 50% 0.00% = 10.50%

Portfolio Interest = $10,000 x 10.50% = $1,050.00

Payment at Maturity = $10,000 + $1,050.00 = $11,050.00

Example #4 -- Calculation of the Payment Amount where both the Weighted Commodity Basket Change and the Weighted Currency Basket Change are negative.

                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Commodities              (Example)            (Example)         % Change        Weight         Change
     ------------------              ---------            ---------         --------        ------         ------
Aluminum .......................      2,800.00             2,520.00          -10.00%        25.00%         -2.50%

Copper .........................      6,900.00             4,830.00          -30.00%        25.00%         -7.50%

Nickel .........................     34,000.00            31,960.00           -6.00%        25.00%         -1.50%

Zinc ...........................      4,500.00             4,950.00           10.00%        25.00%          2.50%
                                                                                                           ------
Weight Commodity Basket
  Change .......................                                                                           -9.00%

                                                                                                          Weighted
                                Initial Asset Level   Final Asset Level                    Component      Component
     Basket Currencies               (Example)            (Example)         % Change        Weight         Change
     -----------------               ---------            ---------         --------        ------         ------
USD/CNY Exchange Rate ..........          7.80                 8.50           -8.24%        33.33%         -2.74%

USD/INR Exchange Rate ..........         44.50                45.00           -1.11%        33.33%         -0.37%

USD/KRW Exchange Rate ..........        925.00             1,050.00          -11.90%        33.34%         -3.97%
                                                                                                           ------

Weight Currency Basket
  Change .......................                                                                           -7.08%


Percentage Change = 50% x greater of [ Zero (0), Weighted Commodity Basket Change ] + 50% x greater of [ Zero (0), Weighted Currency Basket Change ] = 50% x 0.00% + 50% x 0.00% = 0.00%

Portfolio Interest = $10,000 x 0.00% = $0.00

Payment at Maturity = $10,000 + $0.00 = $10,000.00


Reference Prices

The reference price for each Underlying Asset (the "Reference Price") has been determined on the initial valuation date and will be determined on the final valuation date as described below:

          The Commodity Basket

Aluminum

     The Reference Price for aluminum on the initial valuation date is the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for aluminum on the final valuation date is the official "cash offer" settlement price at 1:00 p.m. (London Time) quoted in U.S. dollars per ton of Primary Aluminum on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Copper

     The Reference Price for copper on the initial valuation date is the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for copper on the final valuation date is the official "cash offer" settlement price at 12:35 p.m. (London Time) quoted in U.S. dollars per ton of Copper Grade A on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Nickel

     The Reference Price for nickel on the initial valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for nickel on the final valuation date is the official "cash offer" settlement price at 1:05 p.m. (London Time) quoted in U.S. dollars per ton of Primary Nickel on the LME or its successor, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

Zinc

     The Reference Price for zinc on the initial valuation date is the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

     The Reference Price for zinc on the final valuation date is the official "cash offer" settlement price at 12:55 p.m. (London Time) quoted in U.S. dollars per ton of Special High Grade Zinc on the LME, as determined and made public by the LME and made available on the exchange's website www.lme.co.uk or on page "MTLE" of the Reuters Monitor Money Rates Service.

          The Currency Basket

     The reference price for each Underlying Currency (the "Reference Price") has been determined on the initial valuation date and will be determined on the final valuation date as described below:

     CNY Spot is the USD/CNY Rate as observed on Reuters Page SAEC at 17:00 hours Beijing time on the Valuation Date.

     INR Spot is the USD/INR Rate as observed on Reuters Page RBIB at 14:00 hours Mumbai time on the Valuation Date.

     KRW Spot is the USD/ KRW Rate as observed on Reuters Page KFTC18 at 17:30 hours Seoul time on the Valuation Date.

     If any of the Reuters pages used as sources for the Reference Prices on the Maturity Date, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Maturity Date

     The Maturity Date will be the date specified as such on the cover page of this pricing supplement, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the second Exchange Day before this applicable day does not qualify as the Final Valuation Date in respect of any Underlying Asset as determined in accordance with "--Final Valuation Date" above, then the Maturity Date will be the second Exchange Day following the last to occur of the Final Valuation Dates in respect of each Underlying Currency or Commodity. The Calculation Agent may postpone a Final Valuation Date--and therefore the Maturity Date--if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.

Consequences of Market Disruption Events

     The Calculation Agent will determine the Final Asset Level for each Underlying Asset on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Asset

Level may be postponed if the Calculation Agent determines that, on the Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Assets. If such a postponement occurs, the Calculation Agent will use the closing level of the particular Underlying Asset on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Asset Level be postponed by more than ten business days.

     If the determination of the Final Asset Level is postponed to the last possible day, but a market disruption event for one or more of the Underlying Assets occurs or is continuing on that day, that day will nevertheless be the date on which the Final Asset Level will be determined by the Calculation Agent. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Asset Level that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event for the Underlying
Assets:

          o the occurrence or existence during the one-half hour period that ends at the close of trading of any suspension of or limitation on trading (by reason of movements in price exceeding limits permitted by the LME or otherwise) on the LME in the applicable Underlying Commodity or a general limitation on prices for such Underlying Commodities on the LME;

          o a termination or suspension, absence or material limitation of trading in futures contracts, forward contracts or options contracts related to one or more Underlying Commodities on the LME or a limitation on trading in futures, forward or options contracts on the LME on any one day by reason of movements in prices that exceed the price permitted by the LME;

          o a suspension, absence or material limitation of trading in the spot, futures contracts, forward contracts or options contracts related to one or more Basket Currencies on any relevant exchange or in the over-the-counter currency markets or a limitation on trading in the spot, futures, forward or options contracts on any relevant exchange on any one day by reason of movements in prices that exceed the price permitted by such exchanges;

          o the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other government authority which would make it unlawful or impracticable for Royal Bank to perform its obligations under the Notes or for dealers to execute, maintain or modify a hedge in a position in respect of the Underlying Assets;

          o the taking of any action by any governmental, administrative, legislative or judicial authority or power of Canada, the United States of America, Japan or the European Union or any political subdivision thereof which has a material adverse effect on the financial markets thereof; or

          o any outbreak or escalation of hostilities or other national or international calamity or crisis (including, without limitation, natural calamities) which has or would have a material adverse effect on the ability of Royal Bank to perform its obligations under the Notes or of a dealer to execute, maintain or modify a hedge of a position with respect to the Basket or a Basket Currency or a material and adverse effect on the economy of Canada, the United States of America, Japan or the European Union or the trading of currencies.

Available Information Respecting Percentage Change

     A holder may obtain current information with respect to the amount that would be the Percentage Change at a point in time from its dealer or financial advisor or by contacting a representative of the Calculation Agent. Such amount will be calculated on the basis described under "Payment Under the Notes--Calculation of Percentage Change" as if the date on which the information is provided was the Maturity Date.

     Neither we nor the Calculation Agent assume responsibility for the accuracy or completeness of such information. In particular, if a market disruption event occurs, we (including through the Calculation Agent) will use our best efforts to determine the Portfolio Interest. However, we and the Calculation Agent do not, and will not, assume any liability to holders for such calculations or for any actions, including a sale of the Notes, taken by holders in reliance upon our calculations.

Adjustments to the Underlying Commodities and Reference Prices

     In the event that an official settlement price or level is not available for an Underlying Commodity for whatever reason, including any discontinuance of trading in a relevant contract by the LME, then the calculation agent may take such action, including adjustments to the method of determining such Reference Price as it deems appropriate. By way of example, and without limitation, if a contract which serves as the basis for determining the Reference Price of a particular Underlying Commodity is discontinued by the exchange on which it traded, the calculation agent may determine such Reference Price for that Underlying Commodity by reference to another contract for the Underlying Commodity traded on another exchange or to its bid for the Underlying Commodity for delivery on the final valuation date.

     In the event that the terms of any contract used for determining the Reference Price of any Underlying Commodity traded on the LME are changed in a material respect by the LME upon which the contract trades, the calculation agent may take such action, including adjustments to the method of determining the Reference Price of that Underlying Commodity, as it deems appropriate. Although we are not aware of any planned modification of the terms of any contract, no assurance can be given that such modifications will not occur prior to the stated maturity date.

      No adjustment will be made unless the calculation agent determines, in its sole discretion, that such adjustment is appropriate to maintain the validity of the Reference Price as an economic benchmark for the affected Underlying Commodity. Such adjustments, if any, may be made by the calculation agent at any time, or from time to time, on or prior to the stated maturity date. No adjustment will be made other than in accordance with the above.

Role of the Calculation Agent

     The Bank of New York will serve as the Calculation Agent. The Calculation Agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the Final Asset Level, and the amount payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. Please note that the firm named as the Calculation Agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the Calculation Agent after the original issue date without notice.

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount."

     For the purpose of determining whether the holders of our Senior Global Medium-Term Notes, Series C, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of that Note. Although the terms of the Notes may differ from those of the other Senior Global Medium-Term Notes, Series C, holders of specified percentages in principal amount of all Senior Global Medium-Term Notes, Series C, together in some cases with other series of our debt securities, will be able to take action affecting all the Senior Global Medium-Term Notes, Series C, including the Notes. This action may involve changing some of the terms that apply to Senior Global Medium-Term Notes, Series C, accelerating the maturity of the Senior Global Medium-Term Notes, Series C after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Events of Default."

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. Dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates (or such unaffiliated party or parties) expect to enter into hedging transactions involving purchases of the currencies included in the Currency Basket and/or listed and/or over-the-counter options or futures or forwards or other listed or over-the-counter derivative contracts on the Underlying Currencies prior to or on the initial valuation date. From time to time, we or our affiliates (or such unaffiliated party or parties) may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates (or such unaffiliated party or parties) may acquire or dispose of long or short positions in listed or over-the-counter options, futures, forwards, or other instruments based on the values of the Underlying Currencies.

     Similarly, we or our affiliates may, with respect to the Underlying Assets:

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the value of the Underlying Assets,

     o acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices, currencies or commodities, or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates (or such unaffiliated party or parties) may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of Underlying Assets, listed or over-the-counter options or futures or forwards on Underlying Assets or listed or over-the-counter options, futures, forwards, or other instruments based on the performance of the Underlying Assets.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" on page P-3 for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS

     The following is a general description of certain United States and Canadian tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain United States Federal Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

     The Notes will be treated as debt instruments subject to the special tax rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

     We have determined that the comparable yield for the Notes is equal to 5.31% per annum, compounded semiannually, with a projected payment at maturity of $11,702.55 based on an investment of $10,000.

     You are required to use this comparable yield and projected payment schedule in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

     The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

     If you purchase the Notes for an amount that differs from the Notes' adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the Notes' original offering price plus any interest deemed to be accrued on the Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

     If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

     Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

     You will recognize gain or loss on the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

     Any gain you recognize on the sale or maturity of the Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences-- Certain Canadian Income Tax Consequences" in the attached prospectus and prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     Interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including the Asset Interest) to a Non-Resident Holder will not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We have agreed to sell to RBC Capital Markets Corp., and RBC Capital Markets Corp. has agreed to purchase from us, the aggregate principal amount of the Notes specified on the front cover of this pricing supplement. Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets Corp., the Underwriter, has agreed to purchase the Notes as principal for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less the commission indicated on the first page of this pricing supplement. The Underwriter may resell any Notes it purchases as principal to other brokers or dealers at a discount of up to the full amount of the commission indicated on the first page of this pricing supplement. The Underwriter may allow, and the broker or dealers may re-allow, a discount not to exceed the commission indicated on the first page of this pricing supplement. To the extent the Underwriter resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the Notes as such term is defined in the Securities Act of 1933. The Underwriter has advised us that, if it is unable to sell all the Notes at the public offering price, the Underwriter proposes to offer the Notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                  US$1,120,000


                                   [RBC LOGO]


                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C
    Principal Protected Multi Asset Class Linked Notes, due January 29, 2010


                                January 29, 2007